               [LETTERHEAD OF HOGAN & HARTSON LLP APPEARS HERE]




                                January 7, 1999

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

          Re:  U.S. Marketing Services, Inc. (File No. 333-56265)
               Application For Withdrawal of Registration Statement

Ladies and Gentlemen:

          On behalf of U.S. Marketing Services, Inc. (the "Company"), this letter is being sent pursuant to Rule 477 under the Securities Act of 1933 to apply for the withdrawal of Registration Statement on Form S-1, No. 333-56265, filed with the Securities and Exchange Commission on June 8, 1998, and Amendment No. 1 thereto, filed on August 6, 1998.

          The Company has determined not to proceed with the offering described in the registration statement.

          If you have any questions regarding this letter, please call J. Hovey Kemp at (202) 637-5623 or me at (202) 637-5846. Thank you.

                                           Very truly yours,

                                           /s/ Suzanne Barr

                                           Suzanne Barr

cc:  Jonathan J. Ledecky
     Liz Tennican
     James W. McKenzie, Jr., Esq.
     Richard R. Plumridge, Esq.